Exhibit 99.1

Fanhua Announces Change of Name to AIX Inc. and the Results of its Extraordinary General Meeting

GUANGZHOU, China, October 31, 2024 (GLOBE NEWSWIRE) -- Fanhua Inc. (Nasdaq: AIFU) (the “Company” or “Fanhua”), a leading independent technology-driven financial services provider in China, today announced the results of its extraordinary general meeting of shareholders held in Guangzhou on October 31, 2024 at 9:00am Beijing Time.

At the extraordinary general meeting, each of the following resolutions submitted for shareholder approval was adopted, and after the adoption of the proposed resolutions, all corporate authorizations and actions contemplated thereunder were approved:

(i) THAT the Company’s English name be changed from “Fanhua Inc.” to “AIX Inc.” and dual foreign (Chinese) name be changed from “泛华控股集团” to “智能未来有限公司”, respectively,

(ii) THAT the authorized share capital of the Company, which is currently US$10,000,000 divided into 10,000,000,000 ordinary shares of a nominal or par value of US$0.001 each, and the rights attaching to the issued shares of the Company, be varied and amended as follows (the “Re-Designation and Variation of Rights”):

(a)	by the re-designation of 8,000,000,000 authorized ordinary shares (including all ordinary shares which are currently issued and outstanding) as Class A Ordinary Shares; and

(b)	by the re-designation of 2,000,000,000 authorized ordinary shares (none of which are currently issued and outstanding) as Class B Ordinary Shares,

and that, in each case, the rights attaching to such shares shall be varied so that they shall have the rights, preferences, privileges and restrictions attaching thereto as set out in the Amended and Restated Memorandum and Articles of Association (as defined below), such that, after and as a consequence of the Re-Designation and Variation of Rights, the authorized share capital will be US$10,000,000 divided into (i) 8,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each and (ii) 2,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each, having the rights, preferences, privileges and restrictions attaching thereto as set out in the Amended and Restated Memorandum and Articles of Association (as defined below).

(iii) THAT, concurrently with the Re-Designation and Variation of Rights and conditional upon approval of the same, the memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form annexed as Exhibit A to the notice of the extraordinary general meeting (the “Amended and Restated Memorandum and Articles of Association”).

After the Re-Designation and Variation of Rights, each holder of the Company’s Class A Ordinary Share is entitled to one vote per share, and each holder of the Company’s Class B Ordinary Share is entitled to 100 votes per share on all matters submitted to them for a vote.

The change of name will take effect on or around November 1, 2024. It better reflects the strategic focus of the Company, which is to become a globally leading technology-driven financial service platform dedicated to empowering financial advisors and fostering sustained value creation for our customers.

The Company’s ISIN and CUSIP codes will remain unchanged. Shareholders are not required to take any specific action regarding the above changes.

In connection with changes to the new Company name and the new ticker symbol, the Company will be transitioning to a new domain for its website and corporate email.

New website addresses:

Official website (Chinese version): https://www.aifugroup.com

Official website (English version): https://en.aifugroup.com

Investor relations website (Chinese version): https://www.aifugroup.com/investor_relations.htm;

Investor relations website (English version): https://ir.aifugroup.com

All company email addresses will follow the format of name@aifugroup.com.

The Company’s new websites will launch on November 1, 2024 concurrently with the transition to the new email domain. In order to ensure a smooth transition, our old domain will be automatically redirected to our new one for a period of time.

About Fanhua Inc.

Driven by its digital technologies and professional expertise in the insurance industry, Fanhua Inc. is the leading independent financial service provider in China, focusing on providing insurance-oriented family asset allocation services that covers customers’ full lifecycle and a one-stop service platform for individual sales agents and independent insurance intermediaries.

With strategic focus on long-term life insurance products, we offer a broad range of insurance products, claims adjusting services and various value-added services to meet customers’ diverse needs, through an extensive network of digitally empowered sales agents and professional claims adjustors. We also operate Baowang (www.baoxian.com), an online insurance platform that provides customers with a one-stop insurance shopping experience.

For more information about Fanhua Inc., please visit https://ir.fanhgroup.com

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will”, “expects”, “believes”, “anticipates”, “intends”, “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control including macroeconomic conditions in China. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

Fanhua Inc.

Investor Relations

Tel: +86 (20) 8388-3191

Email: ir@fanhgroup.com

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